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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
Publicly-held Company
CNPJ/MF: 07.689.002/0001-89
NIRE: 35.300.325.761

NOTICE TO SHAREHOLDERS

Below is the inquiry sent by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) to Embraer S.A. (“Embraer” or “Company”), by means of the Official Letter 867/2019-SLS dated as of September 24 2019, at 11:20am, in light of the Cooperation Agreement with the Brazilian Securities Commission (“CVM”):

On news broadcast by Valor Econômico (Valor Econômico Newspaper) on 09/24/2019, under the title “Apuração na UE pode empurrar acordo Boeing-Embraer para 2020” (“EU clearance may push Boeing-Embraer agreement to 2020”), among other information, includes:

1. The closing of the commercial agreement between Boeing and Embraer may not occur in 2019, as initially foreseen by the aircraft manufacturers;

2. The European Commission has decided to extend the antitrust investigation to the so-called “Phase II” which is more comprehensive;

3. As this process may take up to five months, there should not be enough time to close the transaction this year.

We request clarifications on the identified items by 09/25/2019, with your confirmation or non-confirmation, as well as other information deemed important.

Embraer and Boeing are engaged in efforts to conclude the transaction as soon as possible. As previously disclosed, the transaction is subject to the satisfaction of customary closing conditions and to the parties obtaining regulatory approvals in certain jurisdictions, including merger control approval in the European Union.

Phase I of the European Commission's merger control review period will end on October 4, 2019. As the end of Phase I period approaches, the European Commission has indicated to Embraer and Boeing that it intends to open an in-depth investigation (Phase II). The European Commission decision to open a Phase II would become public by way of press release on October 4, 2019.

If and when Phase II is confirmed, the Company will evaluate the potential impact on the estimated timeline for the closing of the transaction which was originally tentatively estimated to occur by the end of 2019.

The Company will keep its shareholders and the market informed of material developments as the matter evolves.

São José dos Campos, September 25, 2019.

Nelson Krahenbuhl Salgado
CFO & Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer